                           INSIGNIA PROPERTIES TRUST
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222

                             ----------------------

                             Information Statement
                        Pursuant to Section 14(f) of the
                Securities and Exchange Act of 1934, as amended,
                           and Rule 14f-1 Thereunder

                             ----------------------

INTRODUCTION

     This Information Statement is being mailed on or about October 27, 1998 to the holders of record of outstanding common shares of beneficial interest, par value $.01 per share ("IPT Common Shares"), of Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), on October 1, 1998. You are receiving this Information Statement in connection with the appointment of persons designated by Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), to a majority of the trusteeships on the Board of Trustees of IPT (the "IPT Board").

     On October 1, 1998, AIMCO completed the merger of Insignia Financial Group, Inc., a Delaware corporation ("IFG"), with and into AIMCO, with AIMCO as the surviving corporation (the "IFG Merger"). Through the IFG Merger, AIMCO acquired approximately 51% of the outstanding IPT Common Shares, which were formerly owned by IFG, and AIMCO became the special limited partner of Insignia Properties, L.P., a Delaware limited partnership ("IPLP"). Substantially all of IPT's assets are held through IPLP.

     Also, effective October 1, 1998, IPT and AIMCO entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which IPT is to be merged into AIMCO (the "Merger"). The Merger Agreement provides that, upon consummation of the Merger, IPT shareholders will receive (x) $13.25 per IPT Common Share in cash, (y) $13.28 per IPT Common Share in shares of Class A Common Stock, par value

$.01 per share, of AIMCO ("AIMCO Common Stock"), or (z) a combination of cash and shares of AIMCO Common Stock, at AIMCO's option.

     IPT entered into the Merger Agreement because the IPT Board (comprised entirely of trustees not affiliated with AIMCO) (the "Old Board"), at a meeting attended by all but one trustee, unanimously deemed the Merger advisable and in the best interests of IPT, and the IPT Board directed the Merger to be submitted to IPT shareholders and recommended the Merger to IPT shareholders.

     IPT agreed that it would cause Ronald Uretta and Ronald J. Consiglio to resign their trusteeships and would increase the size of the IPT Board to eleven persons and cause each of the trustee candidates designated by AIMCO (together with their successors, the "AIMCO-nominated Trustees") to be elected as a trustee of IPT. IPT also agreed to cause the officer candidates designated by AIMCO to be appointed to their respective positions (the "New Executive Officers"). IPT agreed to establish a committee of the IPT Board, consisting solely of certain AIMCO-nominated Trustees (the "AIMCO Committee"), authorized and empowered to act to the extent set forth in the bylaws of IPT (the "IPT Bylaws"), and to recognize that the several trustees serving on the Old Board, consisting of Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Hermann (the "Continuing Trustees"), are authorized and empowered to act to the extent set forth in the IPT Bylaws. In addition, IPT established an executive committee of the IPT Board (the "Executive Committee") consisting solely of four AIMCO-nominated Trustees (Terry Considine, Peter K. Kompaniez, Patrick J. Foye and Thomas W. Toomey) to act to the extent set forth in the IPT Bylaws. The AIMCO Committee and the Executive Committee will not be dissolved prior to the earlier of the effective time of the Merger (the "Effective Time") or the termination of the Merger Agreement. The powers of the Continuing Trustees may not be modified prior to the earlier of the Effective Time or the termination of the Merger Agreement without the consent of a majority of the Continuing Trustees. All of the changes referred to in this paragraph have taken place.

     If, after the date of the Merger Agreement and prior to the Effective Time, any IPT shareholder vote is taken for the election of a trustee to any position on the IPT Board currently occupied by any of the Continuing Trustees or by their successors duly elected under the Merger Agreement, AIMCO is required to vote its IPT Common Shares for the reelection of each such Continuing Trustee or for the election of such Continuing Trustee's successor designated by a majority of the Continuing Trustees. If, after the date of the Merger Agreement and prior to the Effective Time, any vacancy on the IPT Board arises with respect to a trustee position occupied by a Continuing Trustee, AIMCO is required to cause the AIMCO-nominated Trustees to vote to fill such vacancy by electing a person nominated by a majority of the Continuing Trustees.

     In addition, pursuant to the Merger Agreement and the IPT Bylaws, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee; (ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries;
(iv) amendment or waiver of any provision of (A) the Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of IPLP, (C) the IPT's declaration of trust, as amended, establishing IPT as a real estate investment trust ("REIT") under Maryland law (the "Declaration of Trust") or
(D) the IPT Bylaws; (v) modification of the powers of the Continuing Trustees; and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (I) the Merger, (II) January 1, 2002, or (III) the sooner termination of the Merger Agreement under certain circumstances.

     The Merger is subject to the approval of the IPT shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all IPT Common Shares owned by it in favor of the Merger Agreement and the transactions contemplated thereby, and granted certain Continuing Trustees an irrevocable proxy (the "Proxy") to vote all IPT Common Shares held by AIMCO at all meetings of IPT shareholders, and in every written consent in lieu of such meetings, in favor of approval of the Merger and any matter that could reasonably be expected to facilitate the Merger; accordingly shareholder approval of the Merger is assured. Each grantee under the Proxy explicitly agreed in writing to vote all IPT Common Shares subject to the Proxy in favor of the Merger. The Proxy shall terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the Merger.

     If the Merger is not completed, (i) the Continuing Trustees will be entitled, acting by a majority, to accept sufficient number of the resignations submitted by the AIMCO-nominated Trustees and to fill vacancies created thereby with their own nominees, in order that the Continuing Trustees shall thereafter constitute a majority of the IPT Board and (ii) certain transactions involving AIMCO and IPT that occurred between the time of the IFG Merger and the termination of the Merger Agreement, including the acquisition by AIMCO of certain assets of IPLP and interests in partnerships controlled by IPT, will be unwound.

     In connection with the execution of the Merger Agreement, AIMCO and certain shareholders of the IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the Merger Agreement under certain circumstances, it will vote its IPT Common Shares as follows: for the first two annual meetings of IPT shareholders following such a termination, in favor of designees of the Continuing Trustees, so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The IPT Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Common Shares, but terminates upon consummation of the Merger.

     You are urged to read this Information Statement carefully in its entirety as well as the Merger Agreement and the IPT Bylaws which have been filed as exhibit to IPT's periodic reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You are not, however, required to take any action. This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder. The information in this Information Statement about AIMCO has been furnished to IPT by AIMCO and IPT assumes no responsibility for the accuracy or completeness of such information.

TRUSTEES AND NEW EXECUTIVE OFFICERS OF IPT

     The following sets forth certain information with respect to the trustees and New Executive Officers of IPT.

IPT Board

     The IPT Board consists of eleven members, six of whom also serve as officers of AIMCO (including two who are also directors of AIMCO). The trustees are


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
classified, with respect to the terms for which they severally hold office, into separate classes, if and in the manner prescribed in the Declaration of Trust. In the event that the IPT Board amends the IPT Bylaws to decrease the number of trustees, the tenure of office of a trustee shall not be affected by any decrease in the number of trustees. Trustees need not be shareholders of IPT.

     During the last fiscal year, IPT was a private company and the IPT Board acted through written consent instead of holding board meetings.

     The following table identifies the Continuing Trustees, together with their respective ages and positions with IPT. Each Continuing Trustee will serve until his term is completed, unless he is removed or resigns prior to completing his term. All Continuing Trustees will be removed from office upon consummation of the Merger.

Continuing Trustees

Name                    Age                Position
----                    ---                --------
Andrew L. Farkas         37                Trustee
James A. Aston           45                Trustee
Frank M. Garrison        42                Trustee
Warren M. Eckstein       37                Trustee
Bryan L. Herrmann        62                Trustee

The following is a biographical summary of the experience for the past five years or more of the Continuing Trustees.

Andrew L. Farkas. Mr. Farkas has served as a trustee of IPT since December 1996 and served as the Chairman and the Chief Executive Officer of IPT from January 1997 until October 1, 1998. Mr. Farkas was a Trustee and Chairman, President and Chief Executive Officer of IFG from its inception in January 1991 to October 1998. Currently, Mr. Farkas serves as the Chairman and Chief Executive Officer of Insignia/ESG Holdings Inc. Mr. Farkas has been President of Metropolitan Asset Group, Ltd., a real estate investment banking firm, since 1983. Mr. Farkas is involved in IPT affairs only to the extent of strategic planning and capital formation. Mr. Farkas' term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 2000.

James A. Aston. Mr. Aston has served as a trustee since IPT's inception in May 1996. Mr. Aston served as and President of IPT from May 1996 until October 1, 1998. Mr.

Aston's principal employment had been with IFG for more than the past five years. Mr. Aston currently serves as the Chief Financial Officer of Insignia/ESG Holdings Inc. and is a member of the Office of Chairman of Insignia/ESG Holdings Inc. Mr. Aston's term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 1999.

Frank M. Garrison. Mr. Garrison has served as a trustee of IPT since December 1996. He also served in various other officer capacities with IPT between December 1996 and October 1998. Mr. Garrison's principal employment was with IFG for more than the past five years. He currently serves as a member of the Office of Chairman of Insignia/ESG Holdings Inc. and he serves in various officer positions with subsidiaries of Insignia/ESG Holdings Inc. Mr. Garrison's term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 2001.

Warren M. Eckstein. Mr. Eckstein was appointed as a trustee of IPT in September 1998. Mr. Eckstein has been Managing Director - Investment Banking of Paine Webber Incorporated since October 1996. Prior to October 1996, Mr. Eckstein served as Senior Vice President, Investment Banking, of Dillon, Reed & Co., Inc. Mr. Eckstein's term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 1999.

Bryan L. Herrmann. Mr. Herrmann was appointed as a trustee of IPT in September 1998. Mr. Herrmann is an investment banker by background and currently is Chairman and Chief Executive Officer of Base Camp 9 Corp., a position he has held since 1990. Mr. Herrmann is also a member of the board of directors of Wynn's International, Inc., a public company. Mr. Herrmann's term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 2001.

     The following table identifies the AIMCO-nominated Trustees and the New Executive Officers, together with their respective ages and positions with IPT. Each AIMCO-nominated Trustee will serve until his term is completed, unless he is removed or resigns prior to completing his term. Each New Executive Officer will serve until his successor is appointed by the IPT Board.

AIMCO-nominated Trustees and New Executive Officers

NAME                     AGE       POSITIONS
----                     ---       ---------

Terry Considine          51        Trustee, Chairman and Chief Executive
                                   Officer

Peter K. Kompaniez       53        Trustee, President

Joel F. Bonder           49        Executive Vice President, General
                                   Counsel and Assistant Secretary

Patrick J. Foye          41        Trustee, Executive Vice President

Robert Ty Howard         40        Executive Vice President - Ancillary
                                   Services

Steven D. Ira            47        Trustee, Executive Vice President

Thomas W. Toomey         37        Trustee, Executive Vice President -
                                   Finance and Administration

David L. Williams        52        Executive Vice President - Property
                                   Operations

Harry G. Alcock          34        Trustee, Senior Vice President -
                                   Acquisitions

Troy D. Butts            33        Senior Vice President and Chief
                                   Financial Officer

Jeffrey P. Cohen         30        Senior Vice President and Secretary

The following is a biographical summary of the experience for the past five years or more of the AIMCO-nominated Trustees and the New Executive Officers of IPT.

Terry Considine. Mr. Considine was appointed as a trustee, Chairman of the IPT Board and Chief Executive Officer of IPT on October 1, 1998. He has served as Chairman of the Board of Directors and Chief Executive Officer of AIMCO since July 1994 and was President until July 1997. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management, L.L.C., a Limited Liability Company, a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public REITs, and appointed as a director of Financial Assets Management, LLC, a REIT manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law School and is admitted as a member of the Massachusetts Bar. Mr. Considine's term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 2001.

Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

Peter Kompaniez. Mr. Kompaniez was appointed as a trustee and President of IPT on October 1, 1998. He has been Vice Chairman, President and a director of AIMCO since July 1994 and was appointed President in July 1997. Since September 1993, Mr. Kompaniez has owned 75% of PDI Realty Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to 1993, he served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall). Mr. Kompaniez's term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 2001.

The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International N.V. and its subsidiaries and affiliates (the "Heron Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and Chief Executive Officer of HFC, and as a director or officer of certain other Heron Group entities. In 1993, HFC, its parent Heron International, and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

     Joel F. Bonder. Mr. Bonder was appointed as Executive Vice President, General Counsel and Secretary of IPT on October 1, 1998. He has served as Executive Vice President and General Counsel of AIMCO since December 1997. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP from June 1991 to March 1994 and as Associate General Counsel of NHP from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.

     Patrick J. Foye. Mr. Foye was appointed as a trustee of IPT on October 1, 1998. He has served as Executive Vice President of AIMCO since May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island Power authority and serves as a member of the New York State Privatization Council. He received a B.A. from Fordham College and a J.D. from Fordham University Law School. Mr. Foye's term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 2000.

     Robert Ty Howard. Mr. Howard was appointed Executive Vice President - Ancillary Services of IPT on October 1, 1998. He was appointed Executive Vice President - Ancillary Services of AIMCO in February 1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig Corporation, Reading Company and Decurion Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker

Properties. Mr. Howard received a B.A. from Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford University Graduate School of Business.

Steven D. Ira. Mr. Ira was appointed as a trustee and Executive Vice President of IPT on October 1, 1998. He is a Co-Founder of AIMCO and has served as Executive Vice President of AIMCO since July 1994. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981, he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified Apartment Property Supervisor (CAPS) and a Certified Apartment Manager designation from the National Apartment Association, a Certified Property Manager (CPM) designation from the National Institute of Real Estate Management (IREM) and he is a member of the Boards of Directors of the National Multi-Housing Council, the National Apartment Association and the Apartment Association of Metro Denver. Mr. Ira received a B.S. from Metropolitan State College in 1975. Mr. Ira's term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 2000.

Thomas W. Toomey. Mr. Toomey was appointed as a trustee and Executive Vice President - Finance and Administration of IPT on October 1, 1998. He has served as Senior Vice President - Finance and Administration of AIMCO since January 1996 and was promoted to Executive Vice President - Finance and Administration of AIMCO in March 1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as Vice President/Senior Controller and Director of Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal & Company. Mr. Toomey received a B.S. in Business Administration/Finance from Oregon State University and is a Certified Public Accountant. Mr. Toomey's term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 1999.

David L. Williams. Mr. Williams was appointed Executive Vice President - Property Operations of IPT on October 1, 1998. He has been Executive Vice President - Operations of AIMCO since January 1997. Prior to joining AIMCO, Mr. Williams was Senior Vice President of Operations at Evans Withycombe Residential, Inc. from January 1996 to January 1997. Previously, he was Executive Vice President at Equity Residential Properties Trust from October 1989 to December 1995. He has served on National Multi-Housing Council Boards and NAREIT committees. Mr. Williams also served as Senior Vice President of Operations and Acquisitions of US Shelter Corporation from 1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since 1973. Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

Harry G. Alcock. Mr. Alcock was appointed as a trustee and Senior Vice President - Acquisitions of IPT on October 1, 1998. He has served as a Vice President of AIMCO since July 1996, and was promoted to Senior Vice President - Acquisitions of AIMCO in October 1997, with responsibility for acquisition and financing activities since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from San Jose State University. Mr. Alcock's term as a trustee of IPT will expire at the annual meeting of the shareholders of IPT held in the year 1999.

Troy D. Butts. Mr. Butts was appointed Senior Vice President and Chief Financial Officer on October 1, 1998. He has served as Senior Vice President and Chief Financial Officer of AIMCO since November 1997. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real Estate Services Group for Arthur Andersen LLP in Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family REITs. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public Accountant.

Jeffrey P. Cohen. Mr. Cohen has served in various capacities with IPT since June 1997 and currently serves as a Senior Vice President and Secretary of IPT. Between April 1997 and October 1998, Mr. Cohen's principal occupation was to serve as a Senior Vice President - Investment Banking of IFG. Prior to April 1997, Mr. Cohen's principal occupation was as an attorney with the law firm of Rogers & Wells, New York, New York.

     There are no material legal proceedings to which any of the trustees, or any associate of any such trustee, is a party adverse to IPT or any of its subsidiaries. None of the trustees, or any associate of any such trustee, has any material interest adverse to IPT or any of its subsidiaries.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act require trustees and executive officers, and persons who beneficially own more than ten percent of the issued and outstanding IPT Common Shares to file reports of ownership of IPT's securities and changes in such ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten percent beneficial shareholders are required by SEC regulations to furnish IPT with copies of all Section 16(a) forms they file. Because IPT was a private company during the fiscal year ended December 31, 1997, Section 16(a) filing requirements were not applicable to the IPT trustees, executive officers and greater than ten percent beneficial shareholders during such period.

SECURITY OWNERSHIP OF IPT

     The following table sets forth certain information regarding the beneficial ownership of IPT Common Shares by (i) each person who is known to be a beneficial owner of more than five percent of the outstanding IPT Common Shares,
(ii) each current and former trustee of IPT, and (iii) the trustees and executive officers of IPT as a group, in each case as of October 1, 1998. Unless otherwise indicated in the footnotes, all of such IPT Common Shares are owned directly, and the indicated person has sole voting and investment power with respect thereto.

     As of October 1, 1998, there were 23,446,538 IPT Common Shares outstanding and 9,934,475 units of IPLP ("IPLP OP Units") outstanding not held by IPT. All IPLP CP Units are exchangeable to IPT Common Shares or cash, at IPT's option.

                                                          NUMBER OF
                                                            SHARES
                                                         BENEFICIALLY   % OF CLASS
NAME OF OWNER OR IDENTITY OF GROUP                          OWNED       OUTSTANDING
----------------------------------                       ------------   -----------
AIMCO(1)(2)............................................   21,968,031       65.8%
Andrew L. Farkas(3)....................................      982,662        4.2%
James A. Aston(4)(5)...................................      108,000        0.5%
Frank M. Garrison(4)(5)................................      105,400        0.5%
Ronald Uretta(4)(5)....................................      105,300        0.5%
Warren Eckstein........................................           --         *
Ronald J. Consiglio....................................       22,360        0.1%
Bryan L. Herrmann......................................        6,898         *
Terry Considine........................................           --         *
Peter K. Kompaniez.....................................           --         *
Patrick J. Foye........................................           --         *
Steven D. Ira..........................................           --         *
Thomas W. Toomey.......................................           --         *
Harry G. Alcock........................................           --         *
All trustees and executive officers as a group (17
  individuals)(6)......................................    1,356,865        5.8%

-------------------------

  *  Indicates less than 0.1%.

 (1) Assumes that all IPLP OP Units held by AIMCO, including 1,014,995 IPLP OP Units held through its wholly-owned subsidiary, Insignia Capital Corporation, are acquired by IPT in exchange for IPT Common Shares.

 (2) Includes IPT Common Shares held through subsidiaries of AIMCO.

 (3) Includes 130,000 restricted IPT Common Shares owned by such person as well as 807,202 IPT Common Shares owned by a partnership controlled by such person.

 (4) Includes certain IPT Common Shares owned by such individual's immediate family.

 (5) Includes 86,664 restricted IPT Common Shares owned by such person.

 (6) Includes former executive officers, Messrs. Cohen, Jarrard, Falls, and Vinson, and former IPT trustees, Messrs. Uretta and Consiglio, as well as the current trustees of IPT and the New Executive Officers.

CERTAIN TRANSACTIONS

     In order to avoid adverse tax consequences to AIMCO, the IFG Merger Agreement required that AIMCO and IFG use their best efforts to cause IPLP to transfer substantially all of its assets to AIMCO Properties, L.P., a Delaware limited partnership and the operating partnership of AIMCO ("AIMCO Operating Partnership"), in exchange for limited partner units in AIMCO OP ("OP Units"). As a result, contemporaneously with the IFG Merger and the execution of the Merger Agreement, IPLP and AIMCO Operating Partnership entered into an Assignment and Assumption Agreement, dated as of October 1, 1998 (the "IPLP Asset Agreement"). Pursuant to the IPLP Asset Agreement, IPLP transferred a substantial portion of its assets to the AIMCO Operating Partnership in exchange for OP Units. In addition, AIMCO and IPT formed a joint venture to acquire from a third party multifamily assets in which IPT's 99% joint venture was funded through a payment of approximately $15 million by IPLP.

     Upon the execution of the Merger Agreement, an aggregate of 65,000 restricted IPT Common Shares granted to five current and former executive officers of IPT became vested pursuant to retention agreements entered into with such officer and IPT.

     Messrs. Aston, Farkas and Garrison, who are Continuing Trustees, and Mr. Uretta, a former IPT trustee, own an aggregate 450,000 restricted IPT Common Shares. These restricted shares will convert into that number of restricted shares of AIMCO Common Stock equal to $13.28 divided by the AIMCO Exchange Value (as defined in the Merger Agreement), regardless of whether AIMCO elects to pay all or a portion of the merger consideration in cash. The terms and vesting of the restricted stock will not be affected by the Merger.

     In the IFG Merger, Messrs. Aston, Farkas, Garrison and Uretta, as IFG stockholders, became the beneficial owners of approximately 1.2 million shares of Class E Cumulative Convertible Preferred Stock of AIMCO.

THE IPT BOARD, ITS COMMITTEES AND COMPENSATION

     The IPT Board has four committees -- the Executive Committee, the AIMCO Committee, the Audit Committee and the Compensation Committee.

Executive Committee. The Executive Committee, formed October 1, 1998, is comprised of Messrs. Considine, Kompaniez, Foye, and Toomey. the Executive Committee can act with respect to all matters relating to the general management of the Company except for such matters as are specifically referred to other committees under the IPT Bylaws.


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
AIMCO Committee. The AIMCO Committee, formed October 1, 1998, is comprised of Messrs. Alcock, Considine, Ira, Kompaniez, Foye, and Toomey. The AIMCO Committee can act on behalf of the IPT Board with respect to all matters and all actions required or desired to be taken by the Company related to (i) all transactions between the Company or its subsidiaries and AIMCO or its subsidiaries (other than those specifically described in the IPT Bylaws), (ii) any offer by AIMCO or its affiliates to purchase limited partnership interests in limited partnerships that are controlled by or affiliated with the Company or controlled by Winthrop Financial Associates and (iii) any public announcement or filing with a governmental authority.

Audit Committee. The Audit Committee, formed in September 1998, currently is comprised of three independent trustees (Messrs. Eckstein, Herrmann and Aston). The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of IPT's internal accounting controls.

Compensation Committee. The Compensation Committee, formed in September 1998, currently is comprised of three independent trustees (Messrs. Eckstein, Farkas and Herrmann). The Compensation Committee determines the compensation for IPT's executive officers and administers IPT's 1997 Share Incentive Plan.

COMPENSATION OF TRUSTEES

     Prior to the execution of the Merger Agreement, each trustee of IPT who was not also an officer of IFG received a board retainer of $12,000 per year, and each trustee of IPT who was not also an officer of IPT or IFG received additional compensation in the amount of $2,000 for each regular meeting of the IPT Board he attended in person and $500 for each regular meeting attended via telephone. In addition, each trustee who was a member of the Audit Committee or the Compensation Committee (and who was not an officer of IPT or IFG) received $1,000 for each committee meeting attended, whether in person or by telephone. Each trustee could, in lieu of receiving the above described compensation, direct that such compensation be paid to a charitable organization of his choice. Mr. Eckstein has previously indicated that it is his intent to do so.
In addition, all trustees of IPT were eligible to receive grants of options to purchase IPT Shares and compensation, direct that such compensation be paid to a charitable organization of his choice. Mr. Eckstein has previously indicated that it is his intent to do so. In addition, all trustees of IPT were eligible to receive grants of options to purchase IPT Common Shares and restricted IPT Common Shares under the terms of IPT's 1997 Share Incentive Plan. See "-- 1997 Share Incentive Plan" below.

     The IPT Bylaws, in effect since the execution of the Merger Agreement, provide that the trustees shall not receive any stated salary for their services as trustees but, by resolution of the trustees, may receive a fixed sum of cash and/or IPT Common Shares (or options to acquire IPT Common Shares) per year and/or per visit to real property owned or to be acquired by IPT and for any service or activity they performed or engaged in as trustees. Trustees may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the trustees or of any committee thereof; and for their expenses, if any, in connection with each property visit and any other service or activity performed or engaged in as trustees.

COMPENSATION OF EXECUTIVE OFFICERS

     Because IPT was an externally advised and managed REIT and had no employees until the termination of the Advisory Agreement in February 1998
(with retroactive effect to January 1, 1998), IPT paid no cash compensation to its executive officers prior to that time. Upon the termination of the Advisory Agreement, the twelve employees of IFG who worked almost exclusively on IPT matters, three of whom are executive officers of IPT, became employees of IPT and received cash salaries from IPT for their service between January 1, 1998 and October 1, 1998. In addition, in February 1998 these three executive officers were granted an aggregate of 22,000 restricted IPT Common Shares, which shares will vest ratably over five years commencing on September 30, 1998 and will be issued only upon vesting. The 22,000 restricted IPT Common Shares were allocated 10,000 to Carroll D. Vinson, 10,000 to William H. Jarrard, Jr. and 2,000 to William D. Falls. See "--1997 Share Incentive Plan" below.

     Two former executive officers of IPT own options to purchase an aggregate of 25,000 IPT Common Shares with an exercise price of $10.00 per share.
Upon consummation of the Merger, these options will be retired by IPT at a price equal to the difference between the exercise price of such option and $13.25 per share IPT will pay an aggregate of $81,250 to retire such option.

     No decision has been made about the compensation the New Executive Officers will receive for their service since the execution of the Merger Agreement.

1997 SHARE INCENTIVE PLAN

General

     IPT adopted the 1997 Share Incentive Plan in August 1997 for the purpose of attracting and retaining executive officers, trustees and employees. In general, all employees (including officers) and trustees of, and consultants to, IPT are eligible to participate in the 1997 Share Incentive Plan. The 1997 Share Incentive Plan is administered by the Compensation Committee of the IPT Board.

     The 1997 Share Incentive Plan authorizes the granting of awards with respect to up to 1,200,000 IPT Common Shares. The 1997 Share Incentive Plan provides for the grant of awards of (i) options to purchase IPT Common Shares intended to qualify as incentive stock options ("Incentive Share Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) options to purchase IPT Common Shares not intended to qualify as incentive stock options under Section 422 of the Code ("Nonqualified Share Options"), and (iii) "restricted" IPT Common Shares which vest over time or on the attainment of specified performance goals or other criteria as prescribed by the Compensation Committee. Awards are documented by written agreements between the holder of the award and IPT.

Options

     The Compensation Committee will determine the option exercise schedule (which may not commence prior to six months from the option grant date) and any vesting requirements in connection with any grant of options under the 1997 Share Incentive Plan. Options may be exercised by paying the purchase price in cash or surrendering IPT Common Shares already owned by the option holder. An option may not be exercised for a fractional IPT Common Share and an option holder will have no rights as a shareholder with respect to the IPT Common Shares subject to his option unless and until the option is exercised.

     The Compensation Committee has the discretion to determine the exercise price of options granted under the 1997 Share Incentive Plan; however, the exercise price per share of an Incentive Share Option may not be less than 100% of the fair market value of an IPT Common Share on the date of grant. In addition, an Incentive Share Option granted to a holder of more than 10% of the total combined voting power of all of the shares of beneficial interest of IPT or any subsidiary must have an exercise price of at least 110% of the fair market value of an IPT Common Share on the date of grant and by its terms must not be exercisable after the expiration of five years from the date it is granted.

     At or prior to the exercise of vested Nonqualified Share Options, the Compensation Committee will have the discretion to permit the option holder, in lieu of purchasing the entire number of IPT Common Shares subject to purchase under such options, to relinquish all or part of the unexercised portion of the option for cash in the amount of the difference between the aggregate value of the IPT Common Shares subject to the option and the aggregate exercise price of the option. The option holder may elect to have this amount paid in IPT Common Shares instead of cash.

     If a holder of an option award dies or becomes totally disabled, all outstanding options covered thereby will become immediately exercisable in full and will thereafter be exercisable for one year after the date of death or total disability (but not later than the scheduled expiration of such options). If a holder of an option award ceases to be an employee or consultant (other than because of death or total disability) prior to complete exercise thereof, then the options covered thereby will be exercisable only to the extent provided in the applicable option agreement. However, if a holder of an option award ceases to be an employee or consultant as a result of a termination for "cause," then all options covered thereby will immediately terminate.

Restricted Shares

     Restricted shares granted by the Compensation Committee are awards of IPT Common Shares which vest in the holder only after termination of a restriction period. The Compensation Committee may determine the price, if any, to be paid by the holder for the restricted shares and has discretion to determine whether IPT Common Shares covered by such awards will be issued at the beginning or end of a restriction period and whether dividend equivalents will be paid during the restriction period. The vesting of restricted shares may be dependent upon the passage of time and/or the fulfillment of employment or other conditions, including performance goals. Restricted Shares issued at the end of a restriction period will not constitute issued or outstanding shares for any purpose unless and until vested. Restricted shares which are issued at the beginning of a restriction period, however, will constitute issued and outstanding IPT Common Shares for all purposes. Accordingly, the holder of restricted shares issued at the beginning of a restriction period will have the right to vote such IPT Common Shares and to receive and retain all regular cash distributions or any other similar distributions from IPT. However, such a holder will not be entitled to delivery of any share certificate or certificates evidencing the shares until the restriction period expires and the shares vest. Other than regular cash dividends and any other distributions that the Compensation Committee may in its discretion designate, IPT will retain custody of all distributions made or declared with respect to any restricted shares until vesting thereof, and any such retained distributions will not bear interest or be segregated in a separate account.

     In connection with any award of restricted IPT Common Shares, a provision may be made for the payment of a cash amount to the holder at any time after the restricted shares become vested. Any such cash award will be payable in accordance with any additional restrictions, terms and conditions as prescribed by the Compensation Committee in the applicable restricted share agreement.

     In the event of the death of a holder of restricted shares, the restriction period applicable to the award will be deemed to have expired and all such restricted shares will become vested. If a holder of restricted shares ceases to be an employee or consultant (other than because of death or total disability) prior to the vesting thereof, then such restricted shares will vest only to the extent provided in the applicable restricted share agreement. However, if a holder of unvested restricted shares ceases to be an employee or consultant as a result of a termination for "cause," then the holder's rights to all such restricted shares (and any cash awards) will be forfeited immediately.

     The 510,000 restricted IPT Common Shares granted in connection with the termination of the Advisory Agreement were issued at the beginning of the restriction period and, therefore, the holders are entitled to receive and retain all regular cash distributions paid by IPT in respect thereof. In addition, the vesting of such restricted IPT Common Shares is, in certain cases, automatically accelerated upon a change in control of IPT. The 22,000 restricted IPT Common Shares issued to Messrs. Vinson, Jarrard and Falls were not issued at the beginning of the restriction period, and the vesting of those shares does not accelerate automatically upon a change of control of IPT.

Miscellaneous

     In general, neither options nor restricted shares may be sold, assigned, pledged or transferred prior to exercise, in the case of options, or vesting, in the case of restricted shares. However, subject to the prior consent of the Compensation Committee, Nonqualified Share Options may be transferred by the holder to one or more "permitted transferees" if there is no consideration for the transfer and certain other requirements are met. For this purpose, a "permitted transferee" means any member of the holder's "immediate family," a trust established for the exclusive benefit of such immediate family members or a partnership in which immediate family members are the only partners; and "immediate family" means spouses, children, step-children and grandchildren including relationships arising from adoption.

     The Compensation Committee may, at any time before termination of an option or lapsing of restrictions on restricted shares, accelerate the time or times at which options may be exercised or restricted shares may vest. However, unless otherwise provided in an applicable option or restricted share agreement, a change of control of IPT will not cause options to become fully exercisable or cause restricted shares to become fully vested.

     The Compensation Committee may make or provide for such adjustments in the number of IPT Common Shares available for awards under the 1997 Share Incentive Plan or in the number of shares for which outstanding awards have been granted as it determines is appropriate in order to prevent dilution or enlargement of the rights of holders or to otherwise recognize the effects of any share split, share dividend, combination or reclassification of shares, recapitalization or reorganization, spin-off, liquidation or similar transaction. In addition, the exercise price or purchase price applicable to awards may be similarly adjusted in such events.

     The IPT Bylaws provide that the Continuing Trustees shall be empowered to direct the grant of up to 10,000 restricted IPT Common Shares under the 1997 Share Incentive Plan, subject to the approval of the Compensation Committee to the extent required by the 1997 Share Incentive Plan, or to direct the payment of up to $132,000 cash compensation (any such awards of cash compensation will reduce pro rata the number of IPT Common Shares that the Continuing Trustees may grant).

EMPLOYMENT AGREEMENTS

     On September 17, 1998, IPT entered into a three-year employment agreement with Ronald J. Consiglio (the "Consiglio Employment Agreement"), which provided (i) for base annual compensation in the amount of $276,000 and an annual bonus of not less than $90,000, (ii) for severance payments in the event of death, disability, termination by IPT without cause, or voluntary resignation by Mr. Consiglio occurring within twelve months of his initial employment, (iii) that Mr. Consiglio must devote his full business time to the affairs of IPT, provided however, that Mr. Consiglio's work days and work hours will be substantially similar to the work days and work hours that Mr. Consiglio devoted to Angeles Mortgage Investment Trust, and (iv) that, subject to certain exceptions, during the term of his employment Mr. Consiglio is prohibited from engaging, directly or indirectly, in any activity that competes with IPT. The Consiglio Employment Agreement also provided that for a period of one year following the cessation of Mr. Consiglio's employment with IPT, Mr. Consiglio may not purchase, acquire or participate in the acquisition of (a) any assets, securities or debt of IPT or any of its affiliates or subsidiaries,
(b) limited partner or general partner interests in any partnership affiliated with IPT or any of its affiliates or subsidiaries or owning multifamily housing or commercial properties managed by IPT or any of its affiliates or subsidiaries, (c) interest in entities owning or controlling, directly or indirectly, limited or general partner interests in such partnerships or otherwise acting, directly or indirectly, as general partner of such partnerships.

     On October 1, 1998, IPT terminated the Consiglio Employment Agreement without cause. Under the terms of the Consiglio Employment Agreement, Mr. Consiglio is entitled to (1) an amount equal to the aggregate of (A) his base salary plus (B) the bonus paid to him in the prior calendar year, multiplied by the number of years remaining in the employment term, and (2) the continuance of health coverage for himself, his spouse and dependents for the remainder of the employment term.

     In connection with the execution of the Merger Agreement, IPT entered into consulting agreements with each of Messrs. Aston, Farkas, Garrison and Uretta pursuant to which each of these individual agreed to become consultants to IPT for a fee of $1,000 per month. These consulting agreements terminate on January 31, 2003.

Dated: October 27, 1998


                                        INSIGNIA PROPERTIES TRUST


                                        By: /s/   PATRICK J. FOYE
                                            ---------------------------------
                                            Patrick J. Foye
                                            Executive Vice President



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